FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                             HANG SENG BANK LIMITED
                             2004 RESULTS - HIGHLIGHTS

   -Operating profit before provisions up 3.1 per cent to HK$11,830 million
    (HK$11,475 million in 2003).

   -Operating profit up 18.4 per cent to HK$12,644 million (HK$10,683 million in 2003).

   -Pre-tax profit up 20.0 per cent to HK$13,367 million (HK$11,137 million in 2003).

   -Attributable profit up 19.5 per cent to HK$11,395 million (HK$9,539 million in 2003).

   -Return on average shareholders' funds of 27.6 per cent (23.4 per cent in 2003).

   -Total assets up 9.1 per cent to HK$548.6 billion (HK$503.0 billion at 31
    December 2003).

   -Earnings per share up 19.4 per cent to HK$5.96 (HK$4.99 per share in 2003).

   -Fourth interim dividend of HK$1.90 per share; total dividends of HK$5.20 per share for 2004 (HK$4.90 per share in 2003).

   -Total capital ratio of 12.0 per cent (13.2 per cent at 31 December 2003);
    tier 1 capital ratio of 10.8 per cent (11.3 per cent at 31 December 2003).

   -Cost:income ratio of 26.3 per cent (25.4 per cent in 2003).

Hang Seng Bank attributable profit up 19.5 per cent to HK$11,395 million

Hang Seng Bank Limited (the bank) and its subsidiary and associated companies (Hang Seng) reported a profit attributable to shareholders of HK$11,395 million for 2004, representing growth of 19.5 per cent compared with 2003. Earnings per share of HK$5.96 was 19.4 per cent higher than 2003.

Operating profit before provisions rose by HK$355 million, or 3.1 per cent, to HK$11,830 million. The 22.4 per cent growth in other operating income outweighed a 4.8 per cent fall in net interest income and an 8.2 per cent rise in operating expenses. Wealth management businesses in particular performed strongly, with income growth of 35.1 per cent reflecting the strength of securities services, retail investment product sales and private banking. Wealth management income also benefited from the active stock market and positive investor sentiment. Life insurance made further advances in market share and profitability as the range of products providing protection and investment benefits was extended. Trade services and credit cards also performed well in business volume and fees and commissions. Dealing profits recorded strong growth from trading results, as well as the provision of corporate treasury services and the packaging of structured investment products. Net interest income fell despite the growth in average interest earning assets and customer advances, reflecting the exceptionally low HK dollar interest rates throughout the year that significantly reduced deposit spreads. Loan margins, in particular mortgages and corporate lending, were further squeezed amidst fierce market competition and ample market liquidity.

Operating profit after provisions rose 18.4 per cent after accounting for the release of HK$814 million in provisions for bad and doubtful debts, compared with a charge of HK$792 million last year. Specific provisions showed a net release of HK$2 million, compared with a net charge of HK$798 million last year. This was the combined effect of lower new and additional charges, and higher releases and recoveries from doubtful accounts. Credit card losses reduced significantly, as bankruptcy and unemployment rates continued to fall. There was a net release of provisions in respect of mortgages, reflecting the improvement in delinquency, higher recoveries from disposal of repossessed properties and substantial improvements in the negative equity position. This was the result of the sharp rally in property prices, with strong demand in particular in the primary sector, reflecting an improved debt servicing capability in the improving economic environment. Corporate and commercial banking accounts also showed a net release in provisions with substantially lower new charges as the financial position of corporate customers continued to improve, in line with the strong growth in the local economy. A total of HK$812 million was released from general provisions during the year in light of historical loss experience and the improving credit environment.

Profit before tax amounted to HK$13,367 million, which was HK$2,230 million, or
20.0 per cent, higher than 2003, after accounting for the surplus on property revaluation and the share of profits from associated companies. The increase in the share of associated companies' profit was attributable to Industrial Bank Co., Ltd, in which the bank acquired an interest of 15.98 per cent in May 2004.

Attributable profit, after taxation and minority interests, rose by HK$1,856 million, or 19.5 per cent. Excluding the impact of the release in general provisions and the related deferred taxation, attributable profit for 2004 increased by HK$1,191 million, or 12.5 per cent, over 2003.

Total assets grew HK$45.7 billion, or 9.1 per cent, to HK$548.6 billion at 31 December 2004. Advances to customers recorded an encouraging growth of 9.8 per cent, mainly in advances to the industrial and commercial sectors and trade finance, in line with the strong growth in regional trade flows. Card and personal loans also reported robust growth. Private sector residential mortgages rose slightly in a fiercely competitive market, while mortgages under the suspended Government Home Ownership Scheme (GHOS) continued to fall. Customer deposits, including certificates of deposit, rose by 5.3 per cent against last year-end.

Shareholders' funds (excluding proposed dividends) rose by HK$3,352 million, or
9.3 per cent, to HK$39,552 million at 31 December 2004, attributable to the rise in retained profits and property revaluation reserves.

The return on average total assets was 2.2 per cent (2.0 per cent in 2003). The return on average shareholders' funds was 27.6 per cent, compared with 23.4 per cent in 2003.

The advances to deposits ratio rose to 54.4 per cent at 31 December 2004 compared with 52.2 per cent at 31 December 2003, the effect of a faster paced growth in customer advances than in customer deposits during 2004. Hang Seng continued to maintain a strong liquidity position, with the average liquidity ratio in 2004 (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) at 47.2 per cent (46.2 per cent in 2003).

The total capital ratio at 31 December 2004 was 12.0 per cent (13.2 per cent at 31 December 2003) and the tier 1 capital ratio was 10.8 per cent (11.3 per cent at 31 December 2003).

The cost:income ratio was 26.3 per cent, compared with 25.4 per cent in 2003.

The Directors have declared a fourth interim dividend of HK$1.90 per share, which will be payable on Thursday, 24 March 2005 to shareholders on the Register of Shareholders as of Wednesday, 16 March 2005. Together with the first three quarters' interim dividends of HK$3.30 per share, the total distribution for 2004 will amount to HK$5.20 per share (HK$4.90 per share for 2003).

The total dividends for the year represent 87.2 per cent of the attributable profit for 2004 (98.2 per cent in 2003).

Comment by David Eldon, Chairman

"Hang Seng achieved strong growth in 2004, supported by the recovery of Hong Kong's economy. Attributable profit grew by 19.5 per cent to a record HK$11,395 million, underpinned by a robust increase in other operating income of 22.4 per cent, and the release of provisions for bad and doubtful debts.

"The rise in other operating income resulted from the growth in investment services income as we invested in our wealth management business. This more than offset a drop in net interest income of 4.8 per cent, arising from the reduction in deposit spreads caused by exceptionally low Hong Kong dollar interest rates.

"We made substantial progress during the year in the development of our Mainland business with the completion of the acquisition of a 15.98 per cent interest in Industrial Bank Co., Ltd. We are well positioned to take advantage of growth opportunities arising from the liberalisation of the Mainland's financial markets and we will continue to expand our network and services there.

"Hong Kong's economy is expected to grow steadily in 2005, supported by the closer economic relationship with the Mainland. In the face of the challenges of sustained margin pressure and intense competition we will build on our financial strength, quality customer service and growing wealth management capabilities to deliver value to our shareholders and customers."

Contents

The financial information in this news release is based on the audited consolidated accounts of Hang Seng Bank Limited and its subsidiary and associated companies for the year ended 31 December 2004.

Highlights of Results and Chairman's Comment
Contents
Consolidated Profit and Loss Account
Consolidated Balance Sheet
Consolidated Statement of Changes in Equity
Economic Profit
Consolidated Cash Flow Statement
Financial Review

        Net interest income
        Other operating income
        Operating expenses
        Provisions for bad and doubtful debts
        Profit on tangible fixed assets and long-term investments
        Taxation
        Earnings per share
        Dividends per share
        Segmental analysis
        Cash and short-term funds
        Placings with banks maturing after one month
        Certificates of deposit
        Securities held for dealing purposes
        Advances to customers
        Provisions against advances to customers
        Non-performing advances to customers and provisions
        Overdue advances to customers
        Rescheduled advances to customers
        Repossessed assets
        Segmental analysis of advances to customers by geographical area Gross advances to customers by industry sector
        Long-term investments
        Investments in associated companies
        Other assets
        Current, savings and other deposit accounts
        Deposits from banks
        Other liabilities
        Shareholders' funds
        Capital resources management
        Liquidity ratio
        Reconciliation of cash flow statement
        Contingent liabilities, commitments and derivatives
        Cross border claims

Additional Information

        Statutory accounts and accounting policies
        Property revaluation
        Market risk
        Foreign currency positions
        Material related-party transactions
        Ultimate holding company
        Register of shareholders
        Proposed timetable for 2005 quarterly dividends
        News release

Consolidated Profit and Loss Account

                                                      Year ended 31Dec
Figures in HK$m                                         2004      2003

Interest income                                       12,471    12,846
Interest expense                                      (2,781)   (2,667)
Net interest income                                    9,690    10,179
Other operating income                                 6,363     5,198
Operating income                                      16,053    15,377
Operating expenses                                    (4,223)   (3,902)
Operating profit before provisions                    11,830    11,475
Provisions for bad and doubtful debts                    814      (792)
Operating profit                                      12,644    10,683
Profit on tangible fixed assets and long-term
  investments                                            432       461
Net surplus/(deficit) on property revaluation            148       (37)
Share of profits of associated companies                 143        30
Profit on ordinary activities before tax              13,367    11,137
Tax on profit on ordinary activities                  (1,764)   (1,423)
Profit on ordinary activities after tax               11,603     9,714
Minority interests                                      (208)     (175)
Profit attributable to shareholders                   11,395     9,539
Retained profits at 1 January                         19,720    19,440
Transfer from premises revaluation reserve
- depreciation charge on revaluation surplus              75        68
- realisation of revaluation surplus
  on disposal of premises                                  2         -
Transfer from investment properties revaluation
  reserve
- realisation of revaluation surplus on disposal
  of investment properties                               141        23
Exchange and other adjustments                             4        18
Dividends                                             (9,942)   (9,368)
Retained profits at 31 December                       21,395    19,720

Figures in HK$

Earnings per share                                      5.96      4.99
Dividends per share                                     5.20      4.90

Consolidated Balance Sheet

Figures in HK$m                                At 31Dec04   At 31Dec03

Assets
Cash and short-term funds                          68,198       71,903
Placings with banks maturing after one month       16,231       18,029
Certificates of deposit                            33,590       28,683
Securities held for dealing purposes                1,866        1,232
Advances to customers                             251,873      229,466
Amounts due from immediate holding company
  and fellow subsidiary companies                   4,598       13,715
Long-term investments                             138,025      113,881
Investments in associated companies                 2,397          549
Tangible fixed assets                              11,469        9,565
Other assets                                       20,378       15,936
                                                  548,625      502,959

Liabilities
Current, savings and other deposit accounts       463,416      439,913
Deposits from banks                                 8,631        1,202
Amounts due to immediate holding company
  and fellow subsidiary companies                   3,928        2,412
Other liabilities                                  28,613       19,147
                                                  504,588      462,674

Capital resources
Minority interests                                    852          644
Share capital                                       9,559        9,559
Reserves                                           29,993       26,641
Proposed dividends                                  3,633        3,441
Shareholders' funds                                43,185       39,641
                                                   44,037       40,285
                                                  548,625      502,959

Figures in HK$

Net asset value per share                           23.03        21.07

Consolidated Statement of Changes in Equity

                                                               Year ended 31Dec
Figures in HK$m                                                  2004      2003

Shareholders' funds at 1 January                               39,641    43,085

Increase/(decrease) in revaluation reserve of premises          1,203      (285)
Deferred tax adjustment on revaluation of premises                 (6)      (80)
Increase/(decrease) in revaluation reserve of
  investment properties
- bank and subsidiary companies                                   618      (273)
- associated company                                              154      (125)
Long-term equity investment revaluation reserve
- unrealised gains on revaluation                                 332       410
- realisation on disposal                                        (406)     (410)
Deferred tax adjustment on revaluation of long-term
   equity investment                                                -        (2)
Exchange and other adjustments                                      4        18
Net gains/(losses) recognised in shareholders' funds
  for the year                                                  1,899      (747)
Profit attributable to shareholders for the year               11,395     9,539
Dividends declared or approved during the year                 (9,750)  (12,236)
Shareholders' funds at 31 December                             43,185    39,641

Economic Profit

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For the year 2004, economic profit was HK$7,297 million, an increase of HK$2,296 million, or 45.9 per cent, over last year. This was attributable to the growth of HK$1,637 million in profit after tax (adjusted for non-cash items) and the reduction of HK$659 million in cost of capital, following management's decision to revise the capital cost from 15.0 per cent to
11.6 per cent to reflect changes in long-term interest rates and equity risk premia. The trend of economic profits in the analysis indicates that Hang Seng continues to create value for its shareholders.

                                                         Year ended31Dec
                                                      2004             2003
                                                  HK$m       %     HK$m       %

Average invested capital                        34,494           31,021

Return on invested capital^                     11,286    32.7    9,649    31.1
Cost of capital                                 (3,989)  (11.6)  (4,648)  (15.0)
Economic profit                                  7,297    21.1    5,001    16.1

^Return on invested capital represents profit after tax adjusted for non-cash items.

Consolidated Cash Flow Statement

                                                               Year ended 31Dec
Figures in HK$m                                                 2004       2003

Net cash inflow from operating activities                     17,632     33,566

Cash flows from investing activities

Purchase of an interest in an associated company              (1,634)         -
Dividends received from an associated company                     21         24
Purchase of long-term investments                            (61,039)   (98,041)
Proceeds from sale or redemption of long-term investments     39,337     69,710
Purchase of tangible fixed assets                               (148)      (142)
Proceeds from sale of tangible fixed assets                      181         35
Interest received from long-term investments                   3,258      2,496
Dividends received from long-term investments                    131         56
Net cash outflow from investing activities                   (19,893)   (25,862)

Cash flows from financing activities
Dividends paid                                                (9,750)   (10,324)
Net cash outflow from financing activities                    (9,750)   (10,324)

Decrease in cash and cash equivalents                        (12,011)    (2,620)

Cash and cash equivalents at 1 January                        77,575     76,817
Effect of foreign exchange rate changes                        1,487      3,378
Cash and cash equivalents at 31 December                      67,051     77,575


Financial Review

Net interest income

Figures in HK$m                                              2004          2003

Net interest income                                         9,690        10,179
Average interest-earning assets                           474,219       446,978
Net interest spread                                          1.97%         2.21%
Net interest margin                                          2.04%         2.28%

Net interest income decreased by HK$489 million, or 4.8 per cent, compared with 2003 although average interest-earning assets grew by HK$27.2 billion, or 6.1 per cent. Net interest margin narrowed by 24 basis points to 2.04 per cent with a reduction in net interest spread of 24 basis points to 1.97 per cent. Contribution from net free funds remained at the same level of 0.07 per cent as last year.

Spreads on HK dollar deposits fell by 7 basis points, or HK$332 million, as in the low interest rate environment, the bank was unable to reduce deposit rates paid to customers. With abundant market liquidity there was also fierce market competition in the mortgage sector, with a consequent reduction in portfolio yields and an increase in incentive payments. The surplus liquidity also depressed corporate lending margins which fell by 6 basis points. The average spread of the securities portfolio fell as higher yielding papers matured and were replaced at lower yields.

The negative impact of the above on net interest income and net interest margin was mitigated by the growth in average interest earning assets of 6.1 per cent and a change in the asset mix as the bank sought diversification of the loan portfolio to higher yielding card and personal advances, trade finance and SME loans. Investment in debt securities increased by 20.1 per cent as funds were re-deployed from short-term interbank placings to debt securities for yield enhancement.

The impact of the individual factors on net interest income and net interest margin is analysed below:

                                                            HK$m   Basis points
                                                    Net interest   Net interest
                                                          income         margin

Repricing of higher yielding debt securities                (474)           (10)
Reduction in deposit spread                                 (332)            (7)
Fall in mortgages portfolio yield                           (285)            (6)
Compression in corporate loan margin                        (285)            (6)
Change in average asset mix                                  238              5
Growth in average interest-earning assets                    649              -
                                                            (489)           (24)

The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 202 basis points below BLR for 2004, before accounting for the effect of cash incentive payments. This compared with 177 basis points below BLR in 2003. Cash incentive payments on new mortgage loans of HK$157 million have been written off against interest income in 2004, compared with HK$130 million in 2003.

Compared with the first half of 2004, net interest income in the second half of 2004 improved by HK$268 million, or 5.7 per cent, with a 5 basis points increase in net interest margin to 2.07 per cent. Net interest spread increased by 4 basis points to 1.99 per cent and contribution from net free funds rose by 1 basis point to 0.08 per cent. Deposit spreads improved due to higher market interest rates in the second half of the year, which in turn benefited the contribution of net free funds. Growth in customer advances and higher interest recoveries from doubtful accounts also contributed to the increase in net interest income in the second half of the year.

Other operating income

Figures in HK$m                                        2004      2003

Dividend income:
- listed investments                                     44        52
- unlisted investments                                   52        40
                                                         96        92
Fees and commissions:
- securities/stockbroking                               560       361
- retail investment products and funds
  under management                                    1,502       996
- insurance                                             102        82
- account services                                      214       211
- remittance                                            125       132
- cards                                                 614       551
- credit facilities                                     240       231
- import/export                                         256       223
- other                                                 136       117
Fees and commissions receivable                       3,749     2,904
Fees and commissions payable                           (409)     (349)
                                                      3,340     2,555
Dealing profits:
- foreign exchange                                      975       764
- securities and other trading activities                50        43
                                                      1,025       807
Insurance underwriting                                1,310     1,144
Rental income from investment properties                202       210
Other                                                   390       390
                                                      6,363     5,198

Other operating income recorded strong growth of HK$1,165 million, or 22.4 per cent, and contributed 39.6 per cent of total operating income compared with 33.8 per cent in 2003.

Net fees and commissions benefited from private investor sentiment and a buoyant stock market, with net income rising 30.7 per cent, driven by strong growth of
55.1 per cent in securities broking and related services, 50.8 per cent in retail investment products and funds under management, and 6.7 per cent in card services. Trade services rose 14.8 per cent on the back of strong regional trade flows.

Dealing profits grew 27.0 per cent, mainly in foreign exchange income. This was the result of the improvement in proprietary trading, growth in corporate treasury services and the increase in profit on market-linked investment products provided to customers. Insurance commissions and underwriting profit together grew by 15.6 per cent. Life insurance underwriting profit grew by 22.3 per cent following a growth of 43.5 per cent in annualised premium from a wider range of products with enhanced protection and investment returns.

Analysis of income from wealth management businesses included in other operating income

Figures in HK$m                                       2004        2003

Investment income:
- retail investment products and funds
  under management                                   1,502         996
- securities/stockbroking                              560         361
- margin trading                                        66          55
                                                     2,128       1,412
Insurance income:
- life (including embedded value)                    1,041         851
- general and others                                   269         282
                                                     1,310       1,133
Total                                                3,438       2,545

Income from wealth management grew strongly by 35.1 per cent to HK$3,438 million, representing 54.0 per cent of total other operating income, boosted by
50.7 per cent growth in investment services income and 22.3 per cent growth in life insurance income.

Income from retail investment products and funds under management increased by HK$506 million, or 50.8 per cent, reflecting the bank's successful product strategy of structuring products to meet specific customer investment needs. This resulted in an increase of 29.8 per cent in the sales of investment funds and structured products, including capital guaranteed funds, unit trust funds and structured instruments linked to the foreign exchange, equity and interest rate markets.

Of particular note was the expansion of the Hang Seng series of investment funds which added 29 funds structured to capture growth potential in the global, Asia, Hong Kong and mainland China equities markets, as well as the commodity and property markets. Private banking business continued to expand in terms of customer base, product range and investment portfolio. Total funds under management, including discretionary and advisory, grew by HK$32.1 billion, or
55.4 per cent, compared with the end of last year.

Income from stockbroking and related securities services rose by 55.1 per cent compared with last year, reflecting the growth in stock market activities. Riding on the buoyant stock market and large IPO issues, promotional campaigns were launched to grow securities accounts and boost trading turnover.

The growth momentum of the life insurance business continued, further penetrating the bank's large customer base. The launch of new products providing enhanced protection and investment benefits, together with targeted marketing campaigns, boosted annualised premium growth by 43.5 per cent. Underwriting profits (including embedded value) grew 22.3 per cent. General insurance income, however, fell by 4.6 per cent due to higher claims for certain types of insurance.

Operating expenses

Figures in HK$m                                     2004          2003

Staff costs:
- salaries and other costs                         2,018         1,860
- retirement benefit costs                           169           183
                                                   2,187         2,043
Depreciation                                         317           329
Premises and equipment:
- rental expenses                                    178           178
- other                                              677           629
                                                     855           807
Other operating expenses                             864           723
                                                   4,223         3,902

Cost:income ratio                                   26.3%         25.4%

Staff numbers by region^
                                                    2004          2003

Hong Kong                                          7,229         7,076
Mainland and others                                  313           204
Total                                              7,542         7,280

^Full-time equivalent

Operating expenses increased by HK$321 million, or 8.2 per cent, to HK$4,223 million. Staff costs increased by HK$144 million, or 7.0 per cent, mainly due to the increase in average headcount number and the provision for performance based staff bonuses. Depreciation reduced by HK$12 million, or 3.6 per cent, while premises and equipment expenses rose by HK$48 million, or 5.9 per cent, mainly due to the increase in IT expenditure. Other operating expenses rose by HK$141 million, or 19.5 per cent, mainly in marketing expenditure to support the increased focus on the sale of personal investment products and card services, and processing costs as further activities were outsourced to Group service centres in Guangzhou and Shanghai.

Full-time equivalent staff (FTEs) increased by 262 in 2004, mainly to support the expansion on the Mainland where one new sub-branch was opened in Shanghai during the year and where new licences were obtained to conduct renminbi business in the Shenzhen and Fuzhou branches. Staff increases were also noted in personal financial services, where 80 financial planning managers were added as part of the strategy to develop customer structured solutions. During the year, further back office processes, including cards, phone banking and trade finance with a total 129 FTEs were migrated to Group service centres.

The cost:income ratio in 2004 was 26.3 per cent (25.4 per cent in 2003).

Provisions for bad and doubtful debts

Figures in HK$m                                         2004      2003

Net charge/(release) for bad and doubtful debts
Advances to customers
Specific provisions:
- new provisions                                         464     1,167
- releases                                              (357)     (315)
- recoveries                                            (109)      (54)
                                                          (2)      798
General provisions                                      (812)       (6)
Net (release)/charge to profit and loss account         (814)      792

Provisions for bad and doubtful debts showed a net release of HK$814 million compared with a net charge of HK$792 million for last year. Specific provisions showed a net release of HK$2 million against a net charge of HK$798 million for the previous year. This was the combined effect of the reduction of HK$703 million, or 60.2 per cent, in new and additional provisions and an increase of HK$97 million, or 26.3 per cent, in releases and recoveries. Credit card losses reduced significantly, as bankruptcy and unemployment rates continued to fall. There was a net release of mortgage provisions, reflecting lower delinquency levels, reduced negative equity and larger recoveries from disposal of repossessed properties. This reflected the strong rally in property prices and improvement in debt servicing capability in an improving economic environment. Corporate accounts also showed a net release as new and additional provisions reduced significantly, following the improvement in the financial position of corporate customers. A total of HK$812 million was released from general provisions during the year in light of historical loss experience and the improving credit environment.

Profit on tangible fixed assets and long-term investments

Figures in HK$m                                                    2004    2003

Profit on disposal of long-term equity investments
- realisation of amounts previously recognised in
  revaluation reserves at 1 January                                 371     418
- gains/(losses) arising in current year                             35      (8)
                                                                    406     410

Profit less loss on disposal of held-to-maturity debt securities     (4)     48
Profit less loss on disposal of tangible fixed assets                30       3
                                                                    432     461

Profit on disposal of tangible fixed assets and long-term investments fell by HK$29 million, or 6.3 per cent, to HK$432 million, being the net result of the lower profit on disposal of debt securities and equities, and the increase in profit on disposal of investment properties.

Taxation

Taxation in the consolidated profit and loss account represents:

Figures in HK$m                                                   2004     2003

Current tax - provision for Hong Kong profits tax
Tax for the year                                                 1,534    1,443
Over-provision in respect of prior years                           (12)     (39)
                                                                 1,522    1,404
Current tax - taxation outside Hong Kong
Tax for the year                                                     7        4
Over-provision in respect of prior years                             -      (14)
                                                                     7      (10)
Deferred tax
Origination and reversal of temporary differences                  179       70
Effect of increase in tax rate on deferred tax
  balances at 1 January                                              -       (9)
Benefit of previously unrecognised tax losses now recognised         -      (36)
                                                                   179       25
Share of associated companies' taxation                             56        4
Total charge for taxation                                        1,764    1,423

Effective tax rate                                                13.2     12.8

The current tax provision is based on the estimated assessable profit in 2004, and is determined for the bank and its subsidiaries operating in the Hong Kong SAR using the Hong Kong profits tax rate of 17.5 per cent (17.5 per cent for 2003). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the countries in which they operate are used.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also dealt with in the reserves. The carrying amount of deferred tax assets/ liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.


Earnings per share

The calculation of earnings per share in 2004 is based on earnings of HK$11,395 million (HK$9,539 million in 2003) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2003).

Dividends per share
                                    2004                      2003
                           HK$                      HK$
                     per share      HK$m      per share       HK$m

First interim             1.10     2,103           2.10      4,015
Second interim            1.10     2,103           1.00      1,912
Third interim             1.10     2,103           1.80      3,441
Fourth interim            1.90     3,633              -          -
                          5.20     9,942           4.90      9,368


Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

Hang Seng's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate and Institutional Banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the bank and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

Personal Financial Services (PFS)

PFS reported a growth of 21.2 per cent in profit before tax, underpinned by the strong growth in other operating income which outweighed the fall in net interest income. A net release in provisions for bad and doubtful debts was recorded, the result of a substantial reduction in specific provisions due to the significant improvement in credit card write-off and net release from mortgages, and a release in general provisions.

Net interest income fell by 7.6 per cent, affected by the exceptionally low HK dollar interest rates, which reduced the spreads earned on deposits, and fierce competition in the mortgage market where yields suffered further declines.

The impact of the reduction in spreads was mitigated by an increase of 0.2 per cent in customer advances, and continued diversification of the loan portfolio through expansion of the higher yielding consumer lending business, with credit card advances and other personal lending recording strong growth of 20.3 per cent and 41.0 per cent respectively. Private sector residential mortgages rose slightly but mortgages granted under the GHOS scheme, which remained suspended, fell by 12.9 per cent.

Credit cards in issue rose by 18.7 per cent to 1,153,000 during 2004 with card spending increasing by 46.6 per cent over 2003, benefiting from the improving economic environment and the introduction of new e-payment services.

Other operating income rose by 28.8 per cent, driven by the growth in wealth management business through the successful implementation of customer segmentation and product strategies. Investment services income rose by 48.7 per cent, due to the growth in sales of retail investment products and funds under management, securities services and private banking. Sales of investment products rose by 29.8 per cent as new investment funds were launched to capture the growth potential of the global, Asia, Hong Kong and mainland China equities markets, as well as the commodity and property markets. Riding on the active stock market, securities services grew in customer account and transaction volume by 52.7 per cent and 40.6 per cent respectively. Leveraging on the strength of the e-channel, new products such as the online warrant supermarket and customised services were launched to enhance convenience and create value for customers.

Life insurance grew by 43.5 per cent in annualised premium and 23.2 per cent in underwriting income. New products with special features to suit different customer needs, including longer protection with shorter subscription periods, medical cover for the elderly, and flexible investment return pay-out patterns, were successfully launched.

Commercial Banking (CMB)

CMB reported growth of 83.1 per cent in profit before tax, driven by strong growth of 25.2 per cent in net interest income as customer advances grew by 37.5 per cent in trade finance and in the manufacturing, wholesale and retail trade, and property investment sectors. Other operating income rose by 12.5 per cent, mainly from trade services, and net releases were recorded in specific and general provisions.

Progress was made in expanding the customer base and service scope of both the middle market corporate (MME) and the small and medium enterprise (SME) segments in Hong Kong and mainland China.

On the MME side, CMB further leveraged on its strong relationship management team, trade service capabilities, and the branches on the Mainland and in Macau to provide a total financial services solution to customers with business operations in both Hong Kong and mainland China. The product features of factoring and customised trade services were further enhanced to meet customer needs. Trade finance and other lending to MME customers grew by 31.3 per cent.

SME further strengthened its business banking team and focused on high growth industries which benefited from the rebound of the local economy. Business Internet Banking and Integrated Business Solutions Accounts were also further refined and developed so as to enhance the services to this sector. Advances to the SME segment grew by 49.7 per cent, driven by strong growth in relation to trade finance, and in lending for the expansion of production capacity, distribution networks and property investment.

Corporate and Institutional Banking (CIB)

CIB recorded growth of 6.0 per cent in profit before tax, with an increase of
9.8 per cent in net interest income following a growth of 12.3 per cent in customer advances. The operating results benefited from a net release in provisions for bad and doubtful debts, reflecting improvements in the operating environment and a generally benign credit environment. CIB continued to participate actively in the loan syndication market and benefited from the increase in market activities. CIB also teamed up with Treasury to provide more comprehensive corporate financing solutions to customers.

Treasury

Treasury reported growth of 5.5 per cent in profit before tax. Net interest income reduced marginally by 1.1 per cent as higher yielding securities matured and were replaced at lower yields. Dealing profit rose by 33.1 per cent, reflecting the improvement in proprietary trading, the increase in corporate treasury services and the growth in structured investment products.

Other

Profit before tax for the 'Other' customer group fell by 8.7 per cent compared with last year. Return on shareholders' funds further declined in the low interest rate environment despite the increase in profit on disposal of investment properties and revaluation gains on property revaluation.





                        Personal                Corporate &                           Inter-
                       Financial Commercial   Institutional                          segment
Figures in HK$m         Services    Banking         Banking   Treasury    Other  elimination     Total


Year ended 31Dec04

Income and expenses

Net interest income        5,706      1,332             596      1,854      202            -     9,690
Other operating income     4,080      1,046             217        684      336            -     6,363
Inter-segment income           -          -               -          -      320         (320)        -
Operating income           9,786      2,378             813      2,538      858         (320)   16,053
Operating expenses^       (2,798)      (843)           (121)      (156)    (305)           -    (4,223)
Inter-segment expenses      (256)       (53)             (6)        (5)       -          320         -
Operating profit before
 provisions                6,732      1,482             686      2,377      553            -    11,830
Provisions for bad
 and doubtful debts           83        601             130          -        -            -       814
Operating profit           6,815      2,083             816      2,377      553            -    12,644
Profit/(loss)on
 tangible fixed assets
 and long-term investments     -          -               -         (5)     437            -       432
Net surplus on property
 revaluation                   -          -               -          -      148            -       148
Share of profits of
 associated companies          6         72               -         32       33            -       143
Profit on ordinary
 activities before tax     6,821      2,155             816      2,404    1,171            -    13,367

Share of pre-tax profit     51.0%      16.1%            6.1%      18.0%     8.8%           -     100.0%

Operating profit
 excluding inter-segment
 transactions              7,071      2,136             822      2,382      233            -    12,644

^Included in operating
 expenses is
 depreciation of            (104)       (18)             (3)        (2)    (190)           -      (317)


At 31Dec04

Total assets             142,455     46,752          77,361    256,370   25,687            -   548,625
Total liabilities        352,688     77,712          25,151     21,553   27,484            -   504,588
Investments in
 associated companies         94      1,117               -        488      698            -     2,397
Capital expenditure
 incurred during
 the year                    104         17               2          2       23            -       148



                        Personal                Corporate &                            Inter-
                       Financial  Commercial  Institutional                            segment
Figures in HK$m         Services     Banking        Banking    Treasury    Other   elimination    Total

Year ended 31Dec03

Income and expenses

Net interest income        6,175       1,064            543       1,874      523            -    10,179
Other operating income     3,167         930            218         509      374            -     5,198
Inter-segment income           -           -              -           -      345         (345)        -
Operating income           9,342       1,994            761       2,383    1,242         (345)   15,377
Operating expenses^       (2,518)       (799)          (111)       (148)    (326)           -    (3,902)
Inter-segment expenses      (276)        (57)            (7)         (5)       -          345         -
Operating profit before
 provisions                6,548       1,138            643       2,230      916            -    11,475
Provisions for bad
 and doubtful debts         (930)         11            127           -        -            -      (792)
Operating profit           5,618       1,149            770       2,230      916            -    10,683
Profit on tangible
 fixed assets and
 long-term investments        12          28              -          48      373            -       461
Net deficit on property
 revaluation                   -          -               -           -      (37)           -       (37)
 Share of profits of
 associated companies          -          -               -           -       30            -        30
Profit on ordinary
 activities before tax     5,630       1,177            770       2,278    1,282            -    11,137

Share of pre-tax profit     50.6%       10.6%           6.9%       20.4%    11.5%           -     100.0%

Operating profit
 excluding inter-segment
 transactions              5,894       1,206            777       2,235      571            -    10,683

^Included in operating
 expenses is
 depreciation of            (122)        (20)            (2)         (2)    (183)           -      (329)

At 31Dec03

Total assets             137,988      31,749         68,393     242,014   22,815            -   502,959
Total liabilities        344,281      72,625         19,760       7,225   18,783            -   462,674
Investments in
 associated companies          -          -               -           -      549            -       549
Capital expenditure
 incurred during
 the year                     77          19              4           1       41            -       142



(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m            Hong Kong   Americas    Other     Total

Year ended 31Dec04

Income and expenses

Operating income              14,333      1,594      126    16,053
Profit on ordinary
 activities before tax        11,632      1,566      169    13,367


At 31Dec04

Total assets                 463,924     69,675   15,026   548,625
Total liabilities            490,087      9,315    5,186   504,588
Capital expenditure
 incurred during the year        143          -        5       148
Contingent liabilities and
 commitments                 127,246          -    2,925   130,171

Year ended 31Dec03

Income and expenses

Operating income              13,981      1,322       74    15,377
Profit on ordinary activities
 before tax                    9,781      1,295       61    11,137


At 31Dec03

Total assets                 427,539     65,204   10,216   502,959
Total liabilities            449,243      8,376    5,055   462,674
Capital expenditure incurred
 during the year                 130          -       12       142
Contingent liabilities and
 commitments                 107,588        122    1,671   109,381



Cash and short-term funds

Figures in HK$m                               At 31Dec04     At 31Dec03

Cash in hand and balances with banks
 and other financial institutions                  6,021          4,780
Money at call and placings with
 banks maturing within one month                  55,907         62,566
Treasury bills                                     6,270          4,557
                                                  68,198         71,903

Remaining maturity of treasury bills:
- within three months                              1,167            174
- one year or less but over three months           5,103          4,383
                                                   6,270          4,557

Placings with banks maturing after one month

Figures in HK$m                               At 31Dec04     At 31Dec03

Remaining maturity:
- three months or less but over one month         10,838         15,576
- one year or less but over three months           5,143          2,253
- five years or less but over one year               250            200
                                                  16,231         18,029

Certificates of deposit

Figures in HK$m                               At 31Dec04      At 31Dec03

Remaining maturity:
- three months or less but not repayable
  on demand                                        8,076           1,870
- one year or less but over three months          12,742          10,171
- five years or less but over one year            12,231          16,642
- over five years                                    541               -
                                                  33,590          28,683

Securities held for dealing purposes

Figures in HK$m                               At 31Dec04      At 31Dec03

Debt securities by remaining maturity:
- three months or less but not repayable
  on demand                                           29              38
- one year or less but over three months             165             191
- five years or less but over one  year            1,366             840
- over five years                                    262             146
                                                   1,822           1,215
Equity shares                                         44              17
                                                   1,866           1,232

Debt securities held for dealing purposes exclude treasury bills and certificates of deposit which are included under the respective headings in the balance sheet.

Advances to customers

Figures in HK$m                               At 31Dec04      At 31Dec03

Gross advances to customers                      252,940         231,999
Specific provisions                                 (778)         (1,432)
General provisions                                  (289)         (1,101)
                                                 251,873         229,466

Remaining maturity:
- repayable on demand                             12,515          11,488
- three months or less but not repayable
  on demand                                       24,701          20,341
- one year or less but over three months          31,474          22,585
- five years or less but over one year            94,841          89,565
- over five years                                 86,343          81,402
- overdue for more than one month                    897           1,375
- non-performing advances                          2,169           5,243
Gross advances to customers                      252,940         231,999
Provisions for bad and doubtful debts             (1,067)         (2,533)
                                                 251,873         229,466

Included in advances to customers are:
- trade bills                                      3,053           2,226
- provisions for bad and doubtful debts               (8)            (17)
                                                   3,045           2,209

Advances to customers (after deduction of interest in suspense and provisions) recorded a growth of HK$22.4 billion, or 9.8 per cent, to HK$251.9 billion at 31 December 2004.

Provisions against advances to customers


                                                             Suspended
Figures in HK$m                Specific   General    Total    interest

At 1 January 2004                 1,432     1,101    2,533         293
Amounts written off                (761)        -     (761)       (144)
Recoveries of advances
 written off in previous years      109         -      109           -
New provisions charged to
 profit and loss account            464         -      464           -
Provisions released to profit
 and loss account                  (357)     (812)  (1,169)          -
Provisions recovered to profit
 and loss account                  (109)        -     (109)          -
Interest suspended during the year    -         -        -          60
Suspended interest recovered          -         -        -         (92)
At 31 December 2004                 778       289    1,067         117

Suspended interest comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Prepayments and accrued income'.

Total provisions as a percentage of gross advances to customers are as follows:

                                       At 31Dec04           At 31Dec03
                                                %                    %

Specific provisions                          0.31                 0.62
General provisions                           0.11                 0.48
Total provisions                             0.42                 1.10

Total provisions as a percentage of gross advances to customers fell to 0.42 per cent at 31 December 2004, compared with 1.10 per cent at the end of 2003. Specific provisions as a percentage of gross advances decreased by 31 basis points to 0.31 per cent. The reduction mainly reflected the writing-off of irrecoverable balances against provisions and repayments, and upgrading of doubtful accounts to performing status. General provisions fell by 37 basis points to 0.11 per cent of gross advances to customers, compared with 0.48 per cent at the end of 2003, reflecting the reduction in estimated latent losses within the loan portfolio, based on historical loss experience.

Non-performing advances to customers and provisions

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:

Figures in HK$m                              At 31Dec04    At 31Dec03

Gross non-performing advances on
  which interest:
- has been placed in suspense                     2,171         5,182
- accrual has ceased                                 48           134
                                                  2,219         5,316
Suspended interest                                  (50)          (73)

Gross non-performing advances^ (page 31)          2,169         5,243
Specific provisions                                (778)       (1,432)
Net non-performing advances                       1,391         3,811

Specific provisions as a percentage of
 gross non-performing advances^                    35.9%         27.3%

Gross non-performing advances^ as a
 percentage of gross advances to customers          0.9%          2.3%

^Stated after deduction of interest in suspense.

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but which are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$3,074 million, or 58.6 per cent, to HK$2,169 million, compared with the end of 2003. Irrecoverable balances of HK$761 million were written off against provisions. Corporate non-performing advances reduced significantly by HK$2,332 million, comprising large repayments and upgrades totalling HK$2,500 million and a small amount of HK$168 million from new non-performing accounts. The level of non-performing mortgages and card advances at 31 December 2004 also reduced compared with the prior year, reflecting the improving economic environment, and falling bankruptcy and unemployment levels. The ratio of gross non-performing advances to gross advances to customers further improved to 0.9 per cent from
2.3 per cent at the end of 2003.

Overdue advances to customers

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

                                               At 31Dec04          At 31Dec03
                                             HK$m         %     HK$m          %

Gross advances to customers^ which
 have been overdue with respect to
 either principal or interest for
 periods of:

- six months or less but over
  three months                                630       0.2    1,297        0.5
- one year or less but
  over six months                             401       0.2      858        0.4
- over one year                               572       0.2    1,152        0.5
                                            1,603       0.6    3,307        1.4


Overdue advances to
 customers (as above)                       1,603       0.6    3,307        1.4
Less: overdue advances on
 which interest is still
 being accrued                               (424)     (0.1)  (1,108)      (0.5)
Add: advances overdue for
 periods of three months or less,
 or which are not yet overdue, and
 on which interest has been placed
 in suspense
- included in rescheduled
  advances                                    430       0.2    1,536        0.7
- other                                       560       0.2    1,508        0.7

Gross non-performing advances
^ (page 30)                                 2,169       0.9    5,243        2.3

^Stated after deduction of interest in suspense.

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers are as follows:

                                 At 31Dec04            At 31Dec03
                               HK$m         %        HK$m         %
Rescheduled advances to
 customers^                   1,553       0.6       2,608       1.1

^Stated after deduction of interest in suspense.

Rescheduled advances are those which have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concession terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances which have been overdue for more than three months under the rescheduled terms are reported as overdue advances to customers (page 31).

Rescheduled advances to customers were reduced by HK$1,055 million, or 40.5 per cent, to HK$1,553 million at 31 December 2004, representing 0.6 per cent of gross advances to customers. The reduction was mainly the result of the repayment and upgrade of certain corporate customers.

Repossessed assets

Collateral assets are repossessed through court proceedings or voluntary delivery of possession in the course of recovery of non-performing advances. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as 'Advances to customers' and classified as non-performing. The aggregate valuation of the repossessed collateral assets amounted to:

Figures in HK$m                            At 31Dec04       At 31Dec03

Repossessed collateral assets                     320              506

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 31 December 2004, over 90 per cent of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from the position at 31 December 2003).

Gross advances to customers by industry sector

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

Figures in HK$m                                At 31Dec04   At 31Dec03

Gross advances to customers for
 use in Hong Kong

Industrial, commercial and financial sectors
Property development                               12,818       16,828
Property investment                                44,755       34,555
Financial concerns                                  3,996        6,109
Stockbrokers                                          314          226
Wholesale and retail trade                          5,460        4,376
Manufacturing                                       4,389        2,556
Transport and transport equipment                  11,173       10,139
Other                                              22,017       17,727
                                                  104,922       92,516

Individuals
Advances for the purchase of flats under
 the Government Home Ownership Scheme,
 Private Sector Participation Scheme and
 Tenants Purchase Scheme                           26,496       30,431
Advances for the purchase of other
 residential properties                            80,212       79,830
Credit card advances                                6,534        5,430
Other                                               7,122        5,779
                                                  120,364      121,470
Total gross advances for use in Hong Kong         225,286      213,986
Trade finance                                      15,545       11,322
Gross advances for use outside Hong Kong           12,109        6,691
Gross advances to customers                       252,940      231,999

Lending to the commercial sectors grew by HK$12.4 billion, or 13.4 per cent, during 2004. Property development and investment rose 12.0 per cent. Wholesale and retail trade, manufacturing, and transport and transport equipment reported strong growth of 24.8 per cent, 71.7 per cent and 10.2 per cent respectively. Other, including conglomerates engaged in diversified lines of business, rose by
24.2 per cent.

Trade finance advances recorded an encouraging growth of HK$4.2 billion, or 37.3 per cent. This reflected strong regional trade flows and the success of the bank in further expanding the commercial banking business by leveraging on strong relationship management, customised trade solutions and e-services.

Lending to individuals fell by HK$1.1 billion, or 0.9 per cent. Excluding the fall of HK$3.9 billion in mortgages under the suspended GHOS, there was a growth of 3.1 per cent in individual lending. Credit card advances grew by 20.3 per cent with an expanded card base and card spending. Other lending to individuals, mainly personal and tax loans, together rose 23.2 per cent, reflecting improved consumer and investor confidence. Residential mortgages rose slightly by 0.5 per cent, in an intensely competitive market environment. Despite the strong growth in new mortgages drawdown, early repayment rose significantly in an active property market.

Gross advances for use outside Hong Kong rose by HK$5.4 billion, or 81.0 per cent, mainly reflecting the encouraging growth in the loan portfolios of Mainland branches.

Long-term investments
                                                   Carrying value
Figures in HK$m                              At 31Dec04     At 31Dec03

Held-to-maturity debt securities
Issued by public bodies:
- central governments and central banks          15,697         12,408
- other public sector entities                   12,349         12,365
                                                 28,046         24,773
Issued by other bodies:
- banks and other financial institutions         88,459         68,230
- corporate entities                             19,573         18,747
                                                108,032         86,977
                                                136,078        111,750
Equity investments
Issued by corporate entities                      1,947          2,131
                                                138,025        113,881

Held-to-maturity debt securities:
- listed in Hong Kong                             5,720          3,001
- listed outside Hong Kong                       27,138         24,687
                                                 32,858         27,688
- unlisted                                      103,220         84,062
                                                136,078        111,750

Equity investments:
- listed in Hong Kong                             1,076          1,313
- listed outside Hong Kong                          134             87
                                                  1,210          1,400
- unlisted                                          737            731
                                                  1,947          2,131
                                                138,025        113,881

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of maturity. Equity investments are stated at fair value. The carrying values are net of provisions for impairment.

Investment in held-to-maturity debt securities rose by HK$24.3 billion, or 21.8 per cent, to HK$136.1 billion, with funds re-deployed from interbank placings to enhance net interest yield. Over 95 per cent of the held-to-maturity debt securities will mature within five years. The fair value of the held-to-maturity debt securities amounted to HK$137.0 billion, with an unrealised gain of HK$895 million at 31 December 2004.

The following table shows the fair value of held-to-maturity debt securities:

                                                     Fair value
Figures in HK$m                              At 31Dec04     At 31Dec03

Held-to-maturity debt securities
Issued by public bodies:
- central governments and central banks          15,955         12,578
- other public sector entities                   12,670         12,763
                                                 28,625         25,341
Issued by other bodies:
- banks and other financial institutions         88,603         68,375
- corporate entities                             19,745         18,929
                                                108,348         87,304
                                                136,973        112,645

Held-to-maturity debt securities:
- listed in Hong Kong                             5,822          3,074
- listed outside Hong Kong                       27,154         24,790
                                                 32,976         27,864
- unlisted                                      103,997         84,781
                                                136,973        112,645

Maturity analysis of held-to-maturity debt securities:

                                                    Carrying value
Figures in HK$m                              At 31Dec04     At 31Dec03

Remaining maturity:
- repayable on demand                                 -             78
- three months or less but
  not repayable on demand                         8,162          6,827
- one year or less but over three months         20,742         17,474
- five years or less but over one year          100,687         82,130
- over five years                                 6,487          5,241
                                                136,078        111,750

Investments in associated companies

Figures in HK$m                              At 31Dec04     At 31Dec03

Share of net assets                               2,095            549
Goodwill unamortised                                302              -
                                                  2,397            549

Investment in associated companies increased by HK$1,848 million, or 336.6 per cent, to HK$2,397 million, reflecting Hang Seng's subscription of 15.98 per cent in the enlarged share capital of Industrial Bank Co., Ltd (IB) in May 2004.

The investment of 15.98 per cent in IB is accounted for as an associate using the equity method, as Hang Seng has representation on the Board of Directors of IB, and on its executive committee. In accordance with the General Technical Support and Assistance Agreement, Hang Seng is also assisting in the development of financial and operating policies in IB.

Hang Seng has recognised its share of IB's net income from the date of acquisition to 30 September 2004 based on the most up-to-date accounts available, which were prepared in accordance with International Financial Reporting Standards and which have been reviewed by IB's auditors. Goodwill on acquisition has also been amortised over the same period.



Other assets

Figures in HK$m                               At 31Dec04    At 31Dec03

Unrealised gains on off-balance sheet
 interest rate, exchange rate and other
 derivative contracts which are marked
 to market                                         1,507         1,664
Deferred taxation                                     11            52
Items in the course of collection from
 other banks                                       4,456         3,244
Prepayments and accrued income                     2,350         2,179
Long-term assurance assets attributable
 to policy holders                                 8,291         4,982
Other accounts                                     3,763         3,815
                                                  20,378        15,936

Remaining maturity:
- three months or less                             9,165         8,811
- one year or less but over three months           1,121           770
- five years or less but over one year               928           183
- over five years                                  9,133         6,135
                                                  20,347        15,899
- overdue^
  -- six months or less but over three months          4             5
  -- one year or less but over six months              3             8
  -- over one year                                    24            24
                                                      31            37
                                                  20,378        15,936

^ Represented mainly by overdue interest receivable included under 'Prepayments and accrued income'.

Other assets increased by HK$4,442 million, or 27.9 per cent, to HK$20,378 million, compared with HK$15,936 million at 31 December 2003. Long-term assurance assets attributable to policy holders increased by 66.4 per cent as the insurance fund of Hang Seng Life Limited (HSLL) continued to grow from both new policies taken out, and from the renewal of existing policies.

Current, savings and other deposit accounts

    Figures in HK$m                           At 31Dec04    At 31Dec03

    Customer deposit accounts:
    - current accounts                            57,290        48,568
    - savings accounts                           224,893       205,769
    - time and other deposits                    165,123       177,634
    Certificates of deposit in issue              15,464         7,927
    Other debt securities in issue                   646            15
                                                 463,416       439,913

    Customer deposit accounts
    Repayable on demand                          304,453       281,296
    With agreed maturity dates or periods of
     notice, by remaining maturity:
    - three months or less but not repayable
       on demand                                 128,752       139,123
    - one year or less but over three months       7,707         7,474
    - five years or less but over one year         5,741         3,720
    - over five years                                653           358
                                                 447,306       431,971

    Certificates of deposit in issue
    Remaining maturity:
    - three months or less but not repayable
       on demand                                     252           908
    - one year or less but over three months       7,698         1,132
    - five years or less but over one year         6,757         5,685
    - over five years                                757           202
                                                  15,464         7,927

    Other debt securities in issue
    Remaining maturity:
    - three months or less but not repayable
       on demand                                     646            15
                                                     646            15
                                                 463,416       439,913

Current, savings and other deposit accounts, including certificates of deposit and other debt securities in issue, increased by HK$23.5 billion, or 5.3 per cent, to HK$463.4 billion, compared with HK$439.9 billion at 31 December 2003. Customer deposit accounts rose by HK$15.3 billion, or 3.6 per cent. The growth was mainly recorded in savings and current accounts while time deposits fell in the low interest rate environment.

Certificates of deposit and other debt securities in issue rose by HK$8.2 billion, or 102.8 per cent, to HK$16.1 billion.

The above accounts include structured deposits, certificates of deposit, and other instruments with returns linked to currency, interest rate and other market indices, totalling HK$10.7 billion. A growth of 97.2 per cent was recorded as new products were introduced to satisfy customer demand for yield enhancement products in the low interest rate environment.

Deposits from banks

Figures in HK$m                               At 31Dec04    At 31Dec03

Repayable on demand                                2,251           654
With agreed maturity dates or periods of
 notice, by remaining maturity:
- three months or less but not repayable
   on demand                                       6,380           448
- one year or less but over three months               -           100
                                                   8,631         1,202

Other liabilities

Figures in HK$m                               At 31Dec04    At 31Dec03

Short positions in securities                      5,840         1,514
Unrealised losses on off-balance sheet
 interest rate, exchange rate and other
 derivative contracts which are marked
 to market                                           965         1,277
Current taxation                                     514           523
Deferred taxation                                  1,041           643
Items in the course of transmission to
 other banks                                       6,136         3,968
Accruals                                           2,188         2,155
Provisions for other liabilities and charges         397           363
Long-term liabilities attributable to
 policy holders                                    8,291         4,982
Other                                              3,241         3,722
                                                  28,613        19,147

Other liabilities increased by HK$9,466 million, or 49.4 per cent, to HK$28,613 million compared with HK$19,147 million at 31 December 2003. Long-term liabilities attributable to policy holders rose by 66.4 per cent as the insurance fund of HSLL continued to grow from both new policies taken out, and from the renewal of existing policies. The growth in other liabilities was also attributable to the increase in short positions in securities, mainly in government exchange fund bills, and items in the course of transmission to other banks.

Shareholders' funds

Figures in HK$m                               At 31Dec04    At 31Dec03

Share capital                                      9,559         9,559
Retained profits                                  21,395        19,720
Premises and investment properties
 revaluation reserves                              7,564         5,813
Long-term equity investment revaluation
 reserve                                             935         1,009
Capital redemption reserve                            99            99
Total reserves                                    29,993        26,641
                                                  39,552        36,200
Proposed dividends                                 3,633         3,441
Shareholders' funds                               43,185        39,641

Return on average shareholders' funds               27.6%         23.4%

There was no purchase, sale or redemption of the bank's listed securities by the bank or any of its subsidiaries in 2004.

Shareholders' funds (excluding proposed dividends) rose by HK$3,352 million, or
9.3 per cent, to HK$39,552 million at 31 December 2004. Retained profits also increased by HK$1,675 million. Premises and investment properties revaluation reserves rose by HK$1,751 million, reflecting the rise in the property market.

The return on average shareholders' funds was 27.6 per cent, compared with 23.4 per cent in 2003, reflecting the growth in attributable profit.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m                               At 31Dec04    At 31Dec03

Capital base
Tier 1 capital
- share capital                                    9,559         9,559
- retained profits                                20,560        19,084
- capital redemption reserve                          99            99
- less: goodwill                                    (302)            -
- total                                           29,916        28,742
Tier 2 capital
- premises and investment properties
   revaluation reserves                            5,322         4,096
- long-term equity investment revaluation
   reserve                                           625           688
- general provisions                                 289         1,101
- total                                            6,236         5,885
Unconsolidated investments and other
 deductions                                       (2,829)       (1,283)
Total capital base after deductions               33,323        33,344

Risk-weighted assets
On-balance sheet                                 259,429       234,251
Off-balance sheet                                 16,577        15,047
Total risk-weighted assets                       276,006       249,298
Total risk-weighted assets adjusted for
 market risk                                     277,029       253,326

Capital adequacy ratios
After adjusting for market risk
- tier 1^                                           10.8%         11.3%
- total^                                            12.0%         13.2%

Before adjusting for market risk
- tier 1                                            10.8%         11.5%
- total                                             12.1%         13.4%

^ The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

The total capital ratio fell by 1.2 percentage points to 12.0 per cent at 31 December 2004, compared with 13.2 per cent at 31 December 2003. The capital base at 31 December 2004 was maintained at HK$33.3 billion, the same level as at the previous year-end. The rise in premises and investment properties revaluation reserves and retained profits has been offset by the deduction of the cost of investment in Industrial Bank Co., Ltd (IB) and the release of general provisions. Risk-weighted assets adjusted for market risk grew by 9.4 per cent, mainly attributable to the increase in advances to customers and debt securities holdings.

The deduction of goodwill from tier 1 capital base on acquisition of the IB investment, and the growth in risk-weighted assets, caused the tier 1 capital ratio to fall by 50 basis points to 10.8 per cent.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

                                                        2004     2003

The bank and its major banking subsidiaries             47.2%    46.2%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m                                         2004      2003

Operating profit                                      12,644    10,683
Net interest income                                   (9,690)  (10,179)
Dividend income                                          (96)      (92)
Provisions for bad and doubtful debts                   (814)      792
Depreciation                                             317       329
Amortisation of long-term investments                    426       203
Advances written off net of recoveries                  (652)   (1,172)
Interest received                                      9,054    10,240
Interest paid                                         (2,646)   (2,747)
Operating profit before changes in working capital     8,543     8,057
Change in cash and short-term funds                   (1,757)       99
Change in placings with banks maturing after one
 month                                                 1,798    12,890
Change in certificates of deposit                     (2,225)    1,392
Change in securities held for dealing purposes          (634)      (34)
Change in advances to customers                      (20,941)   (4,524)
Change in amounts due from immediate holding company
 and fellow subsidiary companies                       1,373       341
Change in other assets                                (4,358)   (3,491)
Change in customer deposit accounts                   15,335    34,280
Change in debt securities in issue                     8,168    (8,060)
Change in deposits from banks                          7,429       130
Change in amounts due to immediate holding company
 and fellow subsidiary companies                       1,516       797
Change in other liabilities                            8,944     4,199
Elimination of exchange differences and other
 non-cash items                                       (4,634)  (11,984)
Cash generated from operating activities              18,557    34,092
Taxation paid                                           (925)     (526)
Net cash inflow from operating activities             17,632    33,566

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m                                   At 31Dec04   At 31Dec03

Cash in hand and balances with banks and other
 financial institutions                                7,248        5,823
Money at call and placings with banks maturing
 within one month                                     57,071       71,658
Treasury bills                                            47           91
Certificates of deposit                                2,685            3
                                                      67,051       77,575

Contingent liabilities, commitments and derivatives

                                                     Credit         Risk-
                                     Contract    equivalent      weighted
Figures in HK$m                        amount        amount        amount

At 31Dec04

Contingent liabilities:
Guarantees                             10,722        10,447         3,501

Commitments:
Documentary credits and short-term
 trade-related transactions             9,020         1,844         1,805
Undrawn formal standby facilities,
 credit lines and other commitments
 to lend:
- under one year                       86,714             -             -
- one year and over                    23,677        11,839        10,460
Other                                      38            38            38
                                      119,449        13,721        12,303

Exchange rate contracts:
Spot and forward foreign exchange     138,269         1,066           298
Other exchange rate contracts          23,158           323           106
                                      161,427         1,389           404

Interest rate contracts:
Interest rate swaps                   120,603         1,421           347
Other interest rate contracts           5,067            15             6
                                      125,670         1,436           353

Other derivative contracts              1,373            46            23


                                                     Credit         Risk-
                                     Contract    equivalent      weighted
Figures in HK$m                        amount        amount        amount

At 31Dec03

Contingent liabilities:
Guarantees                             12,401        12,143         3,622

Commitments:
Documentary credits and short-term
 trade-related transactions             8,098         1,620         1,613
Undrawn formal standby facilities,
 credit lines and other commitments
 to lend:
- under one year                       69,099             -             -
- one year and over                    19,623         9,811         8,949
Other                                     160           160            62
                                       96,980        11,591        10,624

Exchange rate contracts:
Spot and forward foreign exchange      76,408         1,080           322
Other exchange rate contracts          33,160           401           141
                                      109,568         1,481           463

Interest rate contracts:
Interest rate swaps                    91,629         1,300           315
Other interest rate contracts          17,578            45            21
                                      109,207         1,345           336

Other derivative contracts                297             9             2

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

Figures in HK$m                         At 31Dec04         At 31Dec03

Replacement cost
Exchange rate contracts                        834                876
Interest rate contracts                        939                997
Other derivative contracts                       5                  -
                                             1,778              1,873


The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

                               Banks & other     Sovereign &
                                   financial   public sector
Figures in HK$m                 institutions        entities    Other     Total

At 31Dec04

Asia-Pacific excluding Hong Kong:
- Australia                           21,429              62    1,223    22,714
- other                               26,222           1,530    5,432    33,184
                                      47,651           1,592    6,655    55,898
The Americas:
- Canada                              19,748           4,957    1,556    26,261
- other                               11,320           2,744   10,252    24,316
                                      31,068           7,701   11,808    50,577
Western Europe:
- Germany                             17,037               -      816    17,853
- United Kingdom                      23,794              16    5,945    29,755
- other                               59,889           2,063    4,895    66,847
                                     100,720           2,079   11,656   114,455

At 31Dec03

Asia-Pacific excluding Hong Kong:
- Australia                           19,251             170    1,362    20,783
- other                               23,543           1,377    3,749    28,669
                                      42,794           1,547    5,111    49,452
The Americas:
- Canada                              17,982          10,527      686    29,195
- other                                8,051           7,215    9,441    24,707
                                      26,033          17,742   10,127    53,902
Western Europe:
- Germany                             20,417             863      371    21,651
- United Kingdom                      20,378              16    4,091    24,485
- other                               54,061           1,601    4,144    59,806
                                      94,856           2,480    8,606   105,942

Additional information

1. Statutory accounts and accounting policies

The information in this news release does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2004 (2004 accounts), which will be delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The statutory accounts comply with the module on 'Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by Hong Kong Monetary Authority in November 2002. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 28 February 2005.

The 2004 accounts and this news release have been prepared on a basis consistent with the accounting policies adopted in the 2003 accounts as no new accounting policies were adopted in 2004.

For the accounting periods beginning on or after 1 January 2005, a number of new and revised Hong Kong Financial Reporting Standards (new HKFRSs) are effective. Hang Seng is in the process of assessing the impact of these new HKFRSs and considers that the adoption of the following HKFRSs will have significant financial or presentational effects on Hang Seng's financial statements:

HKAS 12: Income taxes - HKAS Interpretation 21
HKAS 17: Leases
HKAS 19: Employee benefits (International Accounting Standard 19)
HKAS 39: Financial instruments: Recognition and Measurement
HKAS 40: Investment property

A summary of the requirement of each of the HKFRSs as compared with the current accounting policy and the effect on adoption and transitional and restatement treatment is set out in note 4 to the 2004 accounts, which will be available from Hang Seng's website http://www.hangseng.com on Monday, 28 February 2005.

2. Property revaluation

Hang Seng's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, at 30 September 2004, who confirmed that there had been no material change in valuations at 31 December 2004. The valuations were carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. The property revaluation has resulted in a surplus of HK$2,224 million, of which HK$1,821 million (net of deferred tax amounting to HK$255 million) has been credited to the bank's revaluation reserves at 31 December 2004. The remaining amount of HK$148 million has been credited to the profit and loss account, being reversal of the previous revaluation deficit which had arisen when the market value of certain premises fell below depreciated historical cost.

3. Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value-at-risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting and the HKMA has expressed itself satisfied with Hang Seng's market risk management process.

Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during 2004 and 2003 are shown in the tables below.

VAR

                                         Minimum           Maximum      Average
                                          during            during      for the
Figures in HK$m          At 31Dec04     the year          the year         year

VAR for all interest
 rate risk and foreign
 exchange risk                  394          249               605          372
VAR for foreign exchange
 risk (trading)                   3            1                58           33
VAR for interest rate risk:
- trading                         4            1                16            4
- accrual                       394          244               603          371



                                         Minimum           Maximum      Average
                                          during            during      for the
Figures in HK$m          At 31Dec03     the year          the year     the year

VAR for all interest
 rate risk and foreign
 exchange risk                  271          186               473          321
VAR for foreign exchange
 risk (trading)                  57            2               156           32
VAR for interest rate risk:
- trading                         1            1                11            4
- accrual                       264          186               472          315

The average daily revenue earned from market risk-related treasury activities in 2004, including accrual book net interest income and funding related to dealing positions, was HK$10 million (HK$8 million for 2003). The standard deviation of these daily revenues was HK$5 million (HK$7 million for 2003). An analysis of the frequency distribution of daily revenues shows that out of 249 trading days in 2004, losses were recorded on only two days and the maximum daily loss was HK$6 million. The most frequent result was a daily revenue of between HK$6 million and HK$10 million, with 143 occurrences. The highest daily revenue was HK$38 million.

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for 2004 was HK$4 million (HK$2 million for 2003). Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out in Note 4 on page 54, are managed by the Asset and Liability Management Committee.

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for 2004 was HK$6 million (HK$6 million for 2003).

4. Foreign currency positions

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 31 December 2004, the US dollar (US$) and renminbi
(RMB) were the currencies in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m               At 31Dec 04              At 31Dec 03
                            US$           RMB        US$           RMB
Non-structural position

Spot assets             173,071         2,664    162,330           769
Spot liabilities       (171,698)       (2,400)  (151,706)         (640)
Forward purchases        68,726           207     40,537           643
Forward sales           (69,795)         (192)   (35,587)         (643)
Net options positions       (37)            -          -             -
Net long non-structural
 position                   267           279     15,574           129

At 31 December 2004, Hang Seng's major structural foreign currency positions were US dollar and renminbi.

                                   At 31Dec 04                  At 31Dec 03
                                          % of                         % of
                                     total net                    total net
                                    structural                   structural
                         HK$m         position     HK$m            position
Structural position
US dollar                 850             28.8      841                68.5
Renminbi                1,998             67.6      282                23.0

5. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

In 2004, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. Hang Seng participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

Hang Seng used the IT of, and shared an automated teller machine network with, its immediate holding company and used certain processing services of a fellow subsidiary on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator and the bank acted as agent for the marketing of Mandatory Provident Fund products and the distribution of retail investment funds for two fellow subsidiary companies. The premiums, commissions and other fees on these transactions are determined on an 'arm's length' basis.

The aggregate amount of income and expenses arising from these transactions during the year, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the year-end are as follows:

Income and expenses for the year
                                                               Year ended
Figures in HK$m                                           31Dec04       31Dec03

Interest income                                                84           195
Interest expense                                               91            17
Other operating income                                        126           244
Operating expenses                                            657           618

Balances at year-end
Figures in HK$m                                        At 31Dec04    At 31Dec03

Total amount due from                                       4,598        13,715
Total amount due to                                         3,928         2,412
Total contract sum of off-balance sheet transactions       34,622        35,121

(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 31 December 2004 was HK$233 million (HK$229 million at 31 December 2003).

(c) Ultimate holding company

In 2004, no transaction was conducted with the bank's ultimate holding company (same as 2003).

(d) Key management personnel

In 2004, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (same as 2003).

6. Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

7. Register of shareholders

The Register of Shareholders of Hang Seng Bank will be closed on Wednesday, 16 March 2005, during which no transfer of shares can be registered. In order to qualify for the fourth interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 15 March 2005. The fourth interim dividend will be payable on Thursday, 24 March 2005 to shareholders on the Register of Shareholders of the bank on Wednesday, 16 March 2005.

8. Proposed timetable for 2005 quarterly dividends

               First interim    Second interim   Third interim   Fourth interim
                    dividend          dividend        dividend         dividend

Announcement         03May05           01Aug05         07Nov05          06Mar06
Book close date      30May05           24Aug05         21Dec05          21Mar06
Payment date        07June05          01Sept05         04Jan06          31Mar06

9. News release

Copies of this news release may be obtained from the Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2004 Annual Report and Accounts will be available from the same website on Monday, 28 February 2005 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2004 Annual Report will be sent to shareholders in late March 2005.

Media enquiries to:

Richard Beck      Telephone: +44 (0)20 7991 0633
Karen Ng          Telephone: +44 (0)20 7991 0655





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 February, 2005